                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                      INTEGRATED MEDICAL RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                 (CUSIP Number)

                                OCTOBER 21, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       / /   Rule 13d-1(b)
                       /X/   Rule 13d-1(c)
                       / /   Rule 13d-1(d)

----------------
           (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                Page 1 of 7 Pages

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
CUSIP NO. 595077108                        SCHEDULE 13G                                           PAGE 2 OF 7 PAGES

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ProFutures Special Equities Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                   (a) / /
         Not Applicable                                                            (b) / /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DE

                                5.         SOLE VOTING POWER
NUMBER OF
                                           -0-
SHARES
                                6.         SHARED VOTING POWER
BENEFICIALLY
                                           -0-
OWNED BY
                                7.         SOLE DISPOSITIVE POWER
EACH
                                           -0-
REPORTING
                                8.         SHARED DISPOSITIVE POWER
PERSON WITH
                                           -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * / /

         Not Applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0%

12.      TYPE OF REPORTING PERSON

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 7 Pages

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                                                   SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Integrated Medical Resources, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               11320 West 79th Street
               Lenexa, KS  66214

Item 2(a).     Name of Person Filing:

               ProFutures Special Equities Fund, L.P.

Item 2(b).     Address of Principal Business Office or, if none, residence:

               11612 Bee Cave Road - Suite 100
               Austin, TX  78733

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a)   / / Broker or dealer registered under Section 15 of
                         the Exchange Act.

               (b)   / / Bank as defined in Section 3(a)(6) of the
                         Exchange Act.

               (c)   / / Insurance company as defined in Section 3(a)(19)
                         of the Exchange Act.

               (d)   / / Investment company registered under Section 8 of
                         the Investment Company Act.


                                Page 4 of 7 Pages


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               (e)   / / An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E).

               (f)   / / An employment benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).

               (g)   / / A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G).

               (h)   / / A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act.

               (i)   / / A church plan that is excluded from the
                         definition of investment company under Section 3(c)
                         (14) of the Investment Company Act.

               (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)
                         (J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4.    Ownership:

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)     Amount beneficially owned:

                       None

               (b)     Percent of class:

                       0%

               (c)     Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: None

                       (ii)  Shared power to vote or to direct the vote: None



                               Page 5 of 7 Pages

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                       (iii) Sole power to dispose or to direct the disposition
                             of: None

                       (iv) Shared power to dispose or to direct the disposition of: None

Item 5.    Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                      Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable

Item 8.    Identification and Classification of Members of the Group.

                      Not Applicable

Item 9.    Notice of Dissolution of Group.

                      Not Applicable

Item 10.   Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Date: October 23, 1998

                                          PROFUTURES SPECIAL EQUITIES FUND, L.P.

                                          By: ProFutures Fund Management, Inc.,
                                              a General Partner

                                          By:   /s/ GARY D. HALBERT
                                               ---------------------------------
                                                Gary D. Halbert, President







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